Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

December 7, 2016 and the Prospectus dated June 3, 2016

Registration No. 333-211812

EPR Properties

PRICING TERM SHEET

$450,000,000 4.750% Senior Notes due 2026

This pricing term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated December 7, 2016 and the Prospectus dated June 3, 2016.

Issuer:	EPR Properties

Guarantors:	Each subsidiary of the Issuer that is a guarantor of its unsecured revolving credit facility, its unsecured term loan facility and its existing 7.750% Senior Notes due 2020, 5.750% Senior Notes due 2022, 5.250% Senior Notes due 2023, 4.350% Senior Notes due 2024, 4.500% Senior Notes due 2025 and 4.560% Senior Notes due 2026.

Aggregate Principal Amount:	$450,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 / BBB- / BBB-

Final Maturity Date:	December 15, 2026

Public Offering Price:	98.429%

Coupon:	4.750%

Yield to Maturity:	4.951%

Benchmark Treasury:	UST 2.000% due November 15, 2026

Benchmark Treasury Price/ Yield:	96-29 / 2.351%

Spread to Benchmark Treasury:	T+260 bps

Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2017

Optional Redemption:	The redemption price for notes that are redeemed will be equal to (i) 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption, plus (ii) a make-whole premium (T+40 bps). If redeemed on or after the Par Call Date, the redemption price for notes that are redeemed will be 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption.

Par Call Date:	On or after September 15, 2026

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Joint Lead Managers:	KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Stifel, Nicolaus & Company, Incorporated BNP Paribas Securities Corp. UMB Financial Services, Inc. BOK Financial Securities, Inc.

CUSIP / ISIN:	26884U AC3 / US26884UAC36

Denominations:	$2,000 x $1,000

Trade Date:	December 7, 2016

Settlement Date:	December 14, 2016 (T+5)

Form of Offering:	SEC Registered (Registration No. 333-211812)

Net Proceeds:	Approximately $438.8 million, after deducting the underwriting discount and estimated offering expenses.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflicts of Interest

UMB Financial Services, Inc., one of the underwriters, is an affiliate of the trustee under the indenture that will govern the notes.

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The Issuer has filed a registration statement (including the Prospectus dated June 3, 2016 and the Preliminary Prospectus Supplement dated December 7, 2016) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Preliminary Prospectus Supplement if you request it by contacting Citigroup Global Markets Inc., by telephone toll free at (800) 831-9146; J.P. Morgan Securities LLC, by telephone collect at (212) 834-4533; or RBC Capital Markets, LLC by telephone toll free at (866) 375-6829.

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